Exhibit 12
EQUITY RESIDENTIAL
Computation of Ratio of Earnings to Combined Fixed Charges
($ in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
(Loss) income from continuing operations	$(19,844)	$2,931	$(40,054)	$(4,982)	$(29,983)

Interest expense incurred, net	470,654	496,272	482,317	482,126	410,551
Amortization of deferred financing costs	10,369	12,566	9,647	10,040	8,004

Earnings before combined fixed charges and preferred distributions	461,179	511,769	451,910	487,184	388,572

Preferred Share distributions	(14,368)	(14,479)	(14,507)	(22,792)	(37,113)
Premium on redemption of Preferred Shares	—	—	—	(6,154)	(3,965)
Preference Interest and Junior Preference Unit distributions	—	(9)	(15)	(441)	(2,002)
Premium on redemption of Preference Interests	—	—	—	—	(684)

Earnings before combined fixed charges	$446,811	$497,281	$437,388	$457,797	$344,808

Interest expense incurred, net	$470,654	$496,272	$482,317	$482,126	$410,551
Amortization of deferred financing costs	10,369	12,566	9,647	10,040	8,004
Interest capitalized for real estate and unconsolidated entities under development	13,008	34,859	60,072	45,107	20,734
Amortization of deferred financing costs for real estate under development	2,768	3,585	1,986	1,521	46

Total combined fixed charges	496,799	547,282	554,022	538,794	439,335

Preferred Share distributions	14,368	14,479	14,507	22,792	37,113
Premium on redemption of Preferred Shares	—	—	—	6,154	3,965
Preference Interest and Junior Preference Unit distributions	—	9	15	441	2,002
Premium on redemption of Preference Interests	—	—	—	—	684

Total combined fixed charges and preferred distributions	$511,167	$561,770	$568,544	$568,181	$483,099

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	—	—	—	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	—	—	—	—	—

(1) For 2010, 2009, 2008, 2007 and 2006, the coverage deficiencies approximated $50.0 million, $50.0 million, $116.6 million, $81.0 million and $94.5 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares and/or Preference Interests. The Company was in compliance with its unsecured public debt covenants for all periods presented.